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Grisly's Cosmic Black

Ready to Drink Cocktails

Pasadena, CA 91107
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
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THE PITCH
Grisly's Cosmic Black is seeking investment to expand distribution and launch of an eCommerce/DTC business line.
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OUR MISSION

Grisly's Cosmic is Here to Launch Hard Cola as the Next Big Ready-to-Drink Cocktail Category Trend! Humanity has reached peak seltzer. No one has approached the Whiskey & Cola RTD from a Craft Cola Perspective and that is where We Stand Apart — Real Aged Bourbon + Award Winning, Insanely Good Gourmet Cola!

The Market contains just a couple big-name "Acme" brand whiskey and cola canned cocktails, but no premium elevated artisanal brand. Next to its competition, Grisly's Cosmic boasts significantly fewer calories, greater flavor complexity and total freedom from corporate creative restraints. Most RTD lines try to bring every cocktail in the bar. Lovers of margaritas and mules have dozens of options, but there are no elevated indie whiskey and cola RTDs. We are a line built entirely around a gourmet approach to cola (all thoughtfully paired with fine aged bourbon mash bills).
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WELCOME TO THE YETIVERSE
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GRISLY'S COSMIC BLACK VALUE PROPOSTITION

Grisly's Cosmic Black was imagineered during the 2020 pandemic lockdown with the sole purpose of sharing our epicurean love of craft cola, vibrant rock poster art, and high-quality aged bourbon. A Premium Cocktail Cola Brand defined by:

Real 2-yr Aged Bourbon: Aged high-rye bourbon, thoughtfully sourced with spirits aficionados in mind.
Gourmet Cola: With tasting notes of caramel, cinnamon, toasted marshmallow and a pinch of heat (compliments of flavorless chili oil). Grisly's award-winning taste is heavenly!
No Sugar Added: Only 120 calories per can, perfect for the fitness conscious hard seltzer drinker - With a robust rich sweetness that's a total ringer for cane sugar! We DO NOT taste like diet cola!!
Flavor Variety: Exciting core lineup of staple SKUs * Cosmic Black (flagship cola) * Cosmic Bliss (vanilla bean cola) * Cosmic Blood (black cherry cola)
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THE ONLY COCKTAIL BROUGHT TO EARTH BY TRANSDIMENSIONAL SPACE YETIS
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UNDERLYING MAGIC

We've built a Jedi-level brand that exists at the nexus of psychedelic sci-fi and creature comfort delicious!

Cosmic: We are a Space Yeti themed brand complete with its own intergalactic lore!

Psychedelic: Our box is an all-pantone, black light reactive, matte, and high-spot-gloss piece of eye candy. The can is a stand-alone piece of art and the perfect Instagram-ready cosmic accessory.

Delicious: Multi-award-winning cocktail with medals in packaging and flavor from the 2021 Canned Challenge Competition and in packaging and flavor from The Pr%f Awards 2022, and a BevNet Cocktail Challenge finalist.

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GO-TO-MARKET PLAN

Purveying a brand experience that goes way beyond the can...

Curated DTC e-Commerce provided by TapRm means hyper-competitive low shipping rates + awesome loot bundled care-packages for delighted customers!

Top-shelf, award-winning flavor development with Sovereign Flavors, for continued growth of unique and limited-edition releases, alongside our beloved core product line.

Art-forward product branding w/ firm Parts + Labour, in conjunction with our network of cult-following graphic novel and animation artists to melt hearts and minds with insanely collectable packaging and product art. We will make it hurt to throw our cans away.

Next-generation creative content production and public relations w/ de Castellane Creative, who honor our vision of creating a world that resembles Sid & Marty Krofft meeting the Muppets at a midnight showing of Rocky Horror Picture Show.

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INDUSTRY TRENDS

EXPLOSIVE OPPORTUNITY In the expanding world of RTD cocktails and hard seltzers.

RTDs are expected to grow faster than other spirits. While the spirit market in general expects a CAGR of 4%, RTDs are likely to grow 3x faster.

Over the past decade consumers of distilled sprits have shown a strong preference for high end and super premium products.

Flavor Innovation is a growing trend as major brands introduce flavored line extensions. (i.e., Diageo's Ciroc Mango, Summer Colada, & French Vanilla).

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INTENDED USE OF FUNDS

We have bootstrapped our way to an amazing inaugural core product, and are currently on the shelves in select Total Wine locations and iconic boutique retailers all across SoCal. Grisly's is now setting its sights on DTC e-commerce to engage our customers more directly and creatively. We are also ready to dive into production for Grisly's Cosmic Bliss our 2nd release! Funding will additionally be allocated to nurture and expand current brick and mortar sales.

Marketing: Data driven, iterative and immersive digital campaigns to bolster online sales and drive traffic to existing brick & mortar retailers.

Development: Cosmic Bliss roll out, Cosmic Blood R&D, and Limited-Edition flavors R&D.

Branding: Expanding our galactic reach via events presence, in-store tastings, influencer marketing and highly publicized creative contests

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COULD YOU DISAPPOINT THIS CLOWN?

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GRISLY'S COSMIC INVESTOR DECK

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THE TEAM

The Yetis

Co-Conspirators

Who We Are

TWO COSMIC ODDBALLS AND A SPACE YETI

One from rock and roll, the other from the world of animation, we used the pandemic to combine our love of craft cola, high-quality, aged bourbon, and vibrant rock and roll poster art to bring some much-needed joy to our healing world. Made for the sole purpose of making you happy, our transdimensional cocktail experience will put a smile on your face and fill a Yeti sized whiskey and cola shaped place in your heart.

SAMANTHA FRANKLIN: brains, booze, & bass guitar

Samantha Franklin (aka Sammi Hologram) is the brains and bass-guitarist behind Teenacide Records' Billboard garage-rock-chart-topping all-girl punk band, The Holograms. With over a decade's worth of music industry, marketing, and PR expertise, Sammi is acutely adept at synthesizing bombastic rock and roll aesthetics into all areas of product development. Sammi has also launched several product lines in the integrative healthcare sector and is currently working toward her doctoral degree in neuropsychology.

ERIC TRUEHEART: cartoons, comedy, & cocktails

For nearly 20 years, Eric Trueheart has made cartoon creatures talk for every major kids' network in town. From Nickelodeon's cult hit INVADER ZIM, Eric has also written for Disney XD's BAFTA-nominated YIN YANG YO and helped DreamWorks develop their feature film, TURBO, into Netflix's first animated series garnering a Daytime EMMY nomination. Eric has sold pilots to Cartoon Network, Disney, SyFy, and even Spike (remember them?), and produced and hosted the cocktail-centric podcast, "The Army of Drunks."

Bruce
Great Old One
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PRESS
Ready To Drink Volume 5: The World's Best Canned Cocktail

Welcome to Volume 5 of "Ready To Drink," featuring releases from Post Meridiem, Haig Club, Le Coqtail, Grisly's Cosmic Black, TX Whiskey and Twelve5's Rebel.

New RTD Cocktail Brand Black Yeti Beverage Introduces Grisly's Cosmic Black Flavor

New upstart ready-to-drink cocktail maker Black Yeti Beverage has introduced the first in their upcoming trio of epicurean flavors: Grisly's Cosmic Black.

Cocktail Showdown 2: Meet The Players

It's time to reveal the contestants and judges for BevNET's Cocktail Showdown 2, a pitch competition that will feature 10 of the most innovative and disruptive brands in the rapidly emerging category of spirit-based ready-to-drink and ready-to-pour cocktails.

Introducing the Black Yeti's Delicious Grisly's Cosmic Black Ready To Drink Cocktail

Grisly's Cosmic Black Ready To Drink Cocktail is a zero-sugar, low-calorie, low-carb whiskey and cola "pop and pour" cocktail that is...

Couple bets big on Orange County-based canned cocktail

Couple bets big on canned cocktail

Lessons from a Thriving Power Couple, With Samantha Franklin and Eric Trueheart of Black Yeti...

An Interview With Candice Georgiadis

Black Yeti Beverage Introduces its Bourban and Cola RTD, Grisly's Cosmic Black

New upstart ready-to-drink cocktail maker Black Yeti Beverage has introduced the first in their upcoming trio of epicurean flavors: Grisly's Cosmic Black.

Whiskey Wednesday – Black Yeti Grisly's Cosmic Black Bourbon & Cola

One beverage segment that continues to experience expansion is ready to drink canned cocktails. The latest to enter this competitive market segment is Black Yeti Beverage with its Grisly's Cosmic Black Bourbon & Cola. Launching with a bourbon and

OUR CURATED 2021 'SO L.A.' HOLIDAY GIFT GUIDE

Grisly's Cosmic is a bourbon and cola drink created during the pandemic by Samantha Franklin (formerly of local band The Holograms) and Eric Trueheart with art from Billie Buck, known for her rock poster work. The creature-covered canned cocktail is tasty but it also looks good as an elf on your shelf this season

Branding For RTD Cocktail Brand Black Yeti Inspired By Rock Posters

Black Yeti has some serious Gritty energy.

The Drinks You Should Really Opt For Over The 'Tired' Moscow Mule

Cocktail expert Eric Trueheart told Mashed it's time to break up with the Moscow Mule.

Craft Cola Bourbon Cocktails

Grisly's Cosmic Black - Grisly's Cosmic Black Ready to Drink COcktail combines real aged bourbon with a richly crafted cola. Introduced by Black Yeti, the bourbon co...

20 Recommended Brands To Add To Your Home Bar In Fall 2021

Locked down during COVID with nothing but their love of cocktails to sustain them, Eric Trueheart (a former writer for cult classic Nickelodeon cartoon Invader Zim) and Samantha Franklin (a musician who played the Vans Warped Tour with her band The Holograms) started experimenting in their kitchen, then made the leap to pursuing their pandemic passion project: developing their own canned cocktails.

Mybeerbuzz .com Highlights Black Yeti Beverage Grisly's Cosmic Black Canned Cocktails (Review)

It's a bit of a new twist for me, but as mybeerbuzz.com expands it's coverage to include seltzers, meads, ciders and spirits, I've been ...

Bourbon & Cola RTD Grisly's Cosmic Black - Beauty Loves Booze

Cola + Bourbon is a match made in heaven if you ask me. That's why, I LOVE LOVE ...

HOLIDAYS OR NOT, THESE BRANDS WILL KEEP YOUR SPIRITS HIGH

Grisly's Cosmic Black Ready To Drink Cocktail is a zero-sugar, low-calorie, low-carb whiskey and cola "pop and pour" cocktail that is distinctive, intensely flavorful, and fun.

The Black Yeti Has Landed, RTD Cocktails Will Never Be the Same - SWAGGER Magazine

A New Swagger Man Approved Cocktail has hit the market– Grisly's Cosmic Black. Eric Trueheart shares his creative journey as the co-founder of this creative and delicious new RTD...

Camper English, Cocktail Writer on Instagram: "Bourbon and Cola and Psychedelia! . #newbooze #bourbonandcoke #sample #rtd #cannedcocktails"

Camper English, Cocktail Writer shared a post on Instagram: "Bourbon and Cola and Psychedelia! . #newbooze #bourbonandcoke #sample #rtd #cannedcocktails". Follow their account to see 2827 posts.

A Bar Above | Julia & Chris on Instagram: "Today Chris will be tasting Grisly's Cosmic Black from @grislyscosmic ✨🥃 #cocktailstogo #readytodrink #readytodrinkcocktails #grislyscosmic #tastetest"

A Bar Above | Julia & Chris shared a post on Instagram: "Today Chris will be tasting Grisly's Cosmic Black from @grislyscosmic ✨🥃 #cocktailstogo #readytodrink #readytodrinkcocktails #grislyscosmic #tastetest". Follow their account to see 1000 posts.

Sacramento Food and Drinks on Instagram: "The Bourbon & Cola RTD Experience the World Needs Right Now! @grislyscosmic From the voids of outer space to a whiskey and a cola shaped place on your heart, Grisly's Cosmic Black was imagineered to bring some much-needed joy and transcendent fun to our currently healing world. Gourmet Cola Created from a rich craft cola perspective with tasting notes of cinnamon, nutmeg, toasted marshmallow and just a little heat! Epicureans rejoice - Grisly's Cosmic tastes heavenly! Real Aged Bourbon 🥃 2 yr old high-rye bourbon, thoughtfully sourced with spirits afficionados and savvy connoisseurs in mind. This is a universally fun and delicious cocktail, that also meets the bar for serious bourbon lovers. Zero Added Sugar Only 120 calories per cosmic can! Perfect for the fitness conscientious hard-seltzer drinker. No one should waste their work-out on a beverage, that is what pie is for. Here to fill a glaring void in the current RTD landscape, Grisly's Cosmic Black is the only fun, elevated, "indie" bourbon & cola RTD brought to earth by transdimensional space yetis, and they stand by that."

Sacramento Food and Drinks shared a post on Instagram: "The Bourbon & Cola RTD Experience the World Needs Right Now! @grislyscosmic From the voids of outer space to a whiskey and a cola shaped place on your heart, Grisly's Cosmic Black was imagineered to bring some much-needed joy and transcendent fun to our currently healing world. Gourmet Cola Created from a rich craft cola perspective with tasting notes of cinnamon, nutmeg, toasted marshmallow and just a little heat! Epicureans rejoice - Grisly's Cosmic tastes heavenly! Real Aged Bourbon 🥃 2 yr old high-rye bourbon, thoughtfully sourced with spirits afficionados and savvy connoisseurs in mind. This is a universally fun and delicious cocktail, that also meets the bar for serious bourbon lovers. Zero Added Sugar Only 120 calories per cosmic can! Perfect for the fitness conscientious hard-seltzer drinker. No one should waste their work-out on a beverage, that is what pie is for. Here to fill a glaring void in the current RTD landscape, Grisly's Cosmic Black is the only fun, elevated, "indie" bourbon & cola RTD brought to earth by transdimensional space yetis, and they stand by that.". Follow their account to see 150 posts.

If You Love Both Bourbon and Soda, Have We Got a Treat for You

Talking to the artists behind Grisly's Cosmic Black

Create a Diabetes-Friendly Bar For Your Holiday Party

For anyone who wants to enjoy the party with minimal preparation: Grisly's Cosmic Black is a ready-to-drink gourmet cola and bourbon beverage with no carbs.

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WE PLAY WELL WITH OTHERS
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $46,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$495,000	$1,646,851	$3,293,703	$3,623,073	$3,985,380
Cost of Goods Sold	$289,733	$963,933	$1,927,866	$2,120,652	$2,332,717
Gross Profit	$205,267	$682,918	$1,365,837	$1,502,421	$1,652,663

EXPENSES

Expenses	$123,267	$410,105	$820,210	$902,230	$992,452
Operating Profit	$82,000	$272,813	$545,627	$600,191	$660,211

This information is provided by Grisly's Cosmic Black. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends February 27th, 2023
Summary of Terms
Legal Business Name Black Yeti Beverage, Inc
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.7×
Investment Multiple 1.4×
Business's Revenue Share 1%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027

Financial Condition
Forecasted milestones

Grisly's Cosmic Black forecasts the following milestones:

Achieve 495,000 revenue per year by Year One

Achieve 1,646,851 revenue per year by Year Two

Limited operating history

Grisly's Cosmic Black was established in February 2020 Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

Grisly has approximately $90,000 in outstanding debt and lines of credit. The capital raised through Mainvest will make up a portion of the Grisly's Cosmic Black's fundraising. However, Grisly's Cosmic Black may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Grisly's Cosmic Black to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Grisly's Cosmic Black operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Grisly's Cosmic Black competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Grisly's Cosmic Black's core business or the inability to compete successfully against the with other competitors could negatively affect Grisly's Cosmic Black's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Grisly's Cosmic Black's management or vote on and/or influence any managerial decisions regarding Grisly's Cosmic Black. Furthermore, if the founders or other key personnel of Grisly's Cosmic Black were to leave Grisly's Cosmic Black or become unable to work, Grisly's Cosmic Black (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Grisly's Cosmic Black and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Grisly's Cosmic Black is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Grisly's Cosmic Black might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Grisly's Cosmic Black is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Grisly's Cosmic Black

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Grisly's Cosmic Black's financial performance or ability to continue to operate. In the event Grisly's Cosmic Black ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Grisly's Cosmic Black nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Grisly's Cosmic Black will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Grisly's Cosmic Black is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Grisly's Cosmic Black will carry some insurance, Grisly's Cosmic Black may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Grisly's Cosmic Black could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Grisly's Cosmic Black's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Grisly's Cosmic Black's management will coincide: you both want Grisly's Cosmic Black to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Grisly's Cosmic Black to act conservative to make sure they are best equipped to repay the Note obligations, while Grisly's Cosmic Black might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Grisly's Cosmic Black needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Grisly's Cosmic Black or management), which is responsible for monitoring Grisly's Cosmic Black's compliance with the law. Grisly's Cosmic Black will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Grisly's Cosmic Black is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Grisly's Cosmic Black fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Grisly's Cosmic Black, and the revenue of Grisly's Cosmic Black can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Grisly's Cosmic Black to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Grisly's Cosmic Black. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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